Robert J. Bush
Vice President, General Counsel and
Corporate Secretary
R.H. Donnelley Corporation

1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919.297.1114
Fax: 919.297.1518
Bob.Bush@rhd.com
December 20, 2005
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Derek Swanson
                 Division of Corporation Finance
Re: R.H. Donnelley Corporation Amendment No. 1 to Registration Statement on Form S-4 (No. 333-129539)
Dear Mr. Swanson:
     R.H. Donnelley Corporation (the “Company”) hereby transmits for filing Amendment No. 1 to the Company’s Registration Statement on Form S-4 (Registration No. 333-129539), as amended (the “Registration Statement”), in connection with the registration by the Company under the Securities Act of 1933 (the “Securities Act”) of shares of its common stock in connection with the merger of Dex Media, Inc. (“Dex”) with and into a wholly owned subsidiary of the Company pursuant to the Agreement and Plan of Merger, dated October 3, 2005, among the Company, Forward Acquisition Corp. and Dex.
     The undersigned hereby respectfully requests, pursuant to Rule 461(a) promulgated under the Securities Act that the Registration Statement be declared effective at 9:30 a.m. on Thursday, December 22, 2005, or as soon as practicable thereafter. The undersigned respectfully requests that you notify the Company of such effectiveness by a telephone call to Thomas C. Daniels of Jones Day, the Company’s outside counsel, at (216) 586-7017, or Gina K. Gunning, also of Jones Day, at (216) 586-1382, and that such effectiveness also be confirmed in writing.
     The Company is aware of its obligations under the Securities Act. In addition, in connection with such request, the undersigned, on behalf of the Company, hereby acknowledges the following:

Securities and Exchange Commission
December 20, 2005

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Thomas C. Daniels of Jones Day at (216) 586-7017 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours, R.H. DONNELLEY CORPORATION
By:	/s/ Robert J. Bush
	Name:	Robert J. Bush
	Title:	Vice President, General Counsel and Corporate Secretary

cc: Thomas C. Daniels, Esq., Gina K. Gunning, Esq.